


SECURI 07004179 ISSION

BD 3/13

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SEC FILE NUMBER
8- 66966

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2005 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ullico Investment Company INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye Street, NW
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried 202-354-8062
(Area Code – Telephone No.)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1225 Connecticut Ave, NW	Washington,	DC	20036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH., D.C. 202

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ULLICO Investment Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MEGHAN C. NEWKIRK
NOTARY PUBLIC
PRINCE GEORGE'S COUNTY
MARYLAND
My Commission Expires May 11, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ullico Investment Company Inc.
Audited Financial Statements and Supplemental Information

For the period from November 1, 2005
(commencement of operations)
to December 31, 2005 and for the year ended December 31, 2006

Contents



■ Ernst & Young LLP
National Tax
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

■ Phone: (202) 327-6000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ullico Investment Company

We have audited the accompanying statement of financial condition of Ullico Investment Company (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2006 and for the period from November 1, 2005 (commencement of operations) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ullico Investment Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period from November 1, 2005 to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2007



Ullico Investment Company Inc.
Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	317,378
Deferred income taxes		15,166
Intercompany receivable from Trust Fund Advisors		80,365
Prepaid assets		20,968
Total Assets	$	433,877
Liabilities		
Current income tax payable	$	66,740
Intercompany payable to Union Labor Life		14,109
Accounts payable and other liabilities		9,805
Total Liabilities	$	90,654
Stockholder's Equity		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$	1,000
Additional paid-in capital		249,000
Retained earnings		93,223
Total Stockholder's Equity		343,223
Total Liabilities and Stockholder's Equity	$	433,877

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.
Statement of Operations

	Year Ended December 31, 2006	Period from November 1, 2005* to December 31, 2005
Revenues		
Commissions	$642,810	$85,592
Expenses		
Allocated sub-advisor fees	105,087	20,000
Allocated compensation and related expenses	76,289	-
Professional fees	125,894	104,021
Regulatory fees and expenses	5,977	20,825
Insurance expense	49,836	1,164
Allocated rent expense	9,915	-
Other operating expenses	39,530	6,055
Total expenses	412,528	152,065
Income before income tax provision	230,282	(66,473)
Income tax benefit/(expense)	(93,851)	23,265
Net income/(loss)	$136,431	$(43,208)

* Denotes commencement of operations

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.
Statement of Changes in Stockholder's Equity

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2005*	-	$ -	$ -	$ -	$ -
Capitalization of entity	1,000	1,000	179,000	-	180,000
Net loss		-	-	(43,208)	(43,208)
Balance, December 31, 2005	1,000	1,000	179,000	(43,208)	136,792
Capital contributions			70,000		70,000
Net income		-	-	136,431	136,431
Balance, December 31, 2006	1,000	$ 1,000	$ 249,000	$ 93,223	$ 343,223

* Denotes commencement of operations

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.
Statement of Cash Flows

	Year Ended December 31, 2006	Period from November 1, 2005* to December 31, 2005
Cash flows from operating activities		
Net income (loss)	$ 136,431	$ (43,208)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	8,100	(23,266)
Changes in operating assets and liabilities		
Prepaid assets	(20,468)	(500)
Intercompany receivable	3,226	(83,591)
Intercompany payable	14,037	72
Income tax payable	66,740	-
Accounts payable and other liabilities	(17,792)	27,597
Cash provided by/(used in) operating activities	190,274	(122,896)
Financing Activities		
Capitalization of entity and capital contributions	70,000	180,000
Net change in cash	260,274	57,104
Cash at beginning of year	57,104	-
Cash at end of year	$ 317,378	$ 57,104
Supplemental disclosure of cash flow information		
Cash paid during the periods for		
Income taxes	$ 11,270	$ -

* Denotes commencement of operations

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company Inc.
Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Ullico Investment Company (the Company), a wholly owned subsidiary of Ullico, Inc. ("Ullico"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD granted the Company's application for membership effective October 27, 2005.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its commission revenue is derived from management fees earned by Trust Fund Advisors, Inc. (the "Manager"), a wholly owned subsidiary of Ullico and an affiliated investment advisor, whereby the Manager agrees to pay one hundred percent (100%) of the first $300,000 in annual investment management fees and 50% of fees in excess of $300,000 generated through the management of privately offered funds to the Company for selling the privately offered funds.

The Company's sole purpose is to market and sell certain investment products managed by its affiliate, Trust Fund Advisors, Inc.

2. Significant Accounting Policies

Revenue Recognition

Commission income is recognized at the time the revenue is reasonably determinable.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Ullico, Inc. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Ullico, Inc.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

Ullico Investment Company Inc.
Notes to Financial Statements

December 31, 2006

The components of the income tax provision (benefit), as of December 31, 2006 and 2005 respectively were:

2006	Current		Deferred		Total	
Federal	$	66,740	$	8,100	$	74,840
State		19,011		-		19,011
Total	$	85,751	$	8,100	$	93,851

2005	Current		Deferred		Total	
Federal	$	-	$	(23,266)	$	(23,266)
State		-		-		-
Total	$	-	$	(23,266)	$	(23,266)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to nondeductible entertainment expense.

In June 2006, the FASB issued FIN 48," Accounting for Uncertainty in Income Taxes" (FIN 48), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes". FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate FIN 48 will impact its earnings and financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate current value due to the short-term nature of these instruments.

Ullico Investment Company Inc.
Notes to Financial Statements

December 31, 2006

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company's net capital was $255,999, which was $250,999 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

4. Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with the Manager whereby the Manager allocates a certain percentage of expenses for rent, utilities, sub advisor fees, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. During 2006 and 2005, the allocated amounts were $204,767 and $20,000 respectively. All other operating expenses other than those allocated under the Agreement are paid directly by the Company. The operating results or financial condition may have been significantly different had the Company been autonomous.

5. Concentration of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Supplemental Information

Ullico Investment Company Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission ("SEC")

December 31, 2006

Total stockholders' equity qualified for net capital	$	343,223
Non-allowable assets		87,224
Net capital	$	255,999
Aggregate indebtedness		
Income tax payable	$	51,574
Accounts payable		9,805
Total aggregate indebtedness	$	61,379
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital in excess of minimum required	$	250,999
Excess net capital at 1000%, as defined	$	249,861
Ratio of aggregate indebtedness to net capital		.24 to 1

The above computation does not materially differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2006 in the Company's FOCUS report filed January 26, 2007.

Ullico Investment Company Inc.
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission ("SEC")
As of December 31, 2006

Computation for Determination of Reserve Requirement:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

Supplementary Report



■ Ernst & Young LLP
National Tax
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

■ Phone: (202) 327-6000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Ullico Investment Company

In planning and performing our audit of the financial statements of Ullico Investment Company (the "Company"), as of December 31, 2006 and for the year ended December 31, 2006 and period from November 1, 2005 (commencement of operations) to December 31, 2005 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2007

END